March 27, 2014	Heath D. Linsky 404-504-7691 amitchell@mmmlaw.com www.mmmlaw.com

VIA FEDEX

Ms. Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

RE:	Carter Validus Mission Critical REIT II, Inc.
Amendment No. 1 to Form S-11
Filed November 27, 2013
File No. 333-191706

Dear Ms. Gowetski:

Carter Validus Mission Critical REIT, II, Inc. (the “Issuer”) wishes to respond to the comments of the U.S. Securities and Exchange Commission (the “SEC”) regarding the Issuer’s Amendment No. 1 to Form S-11 set forth in the SEC’s letter dated December 17, 2013. The numbered paragraphs below correspond to the numbered paragraphs in the SEC’s letter.

We respond to the specific comments as follows:

Prior Performance Summary, page 119

Comment No. 1. We note your response to comment 7 of our letter dated November 4, 2013 in which you indicate that John Carter is not actively involved in investment and development activities at Carter & Associates. Please explain to us the relevance of your prior performance disclosure related to Carter & Associates given that John Carter does not have investment control over Carter & Associates.

Response: Pursuant to discussion with the Staff on February 24, 2014, the Issuer has removed references in the prospectus to CREF I and CREF II, and has disclosed on page 121 of the prospectus that Mr. Carter does not have investment control over Carter & Associates.

Comment No. 2. We note your response to comment 9 of our letter dated November 4, 2013. It is not clear to us how you can include a yield percentage when your securities are not traded and the amount disclosed appears to exceed your cash flow from operations over the last three years. Please revise to remove the references throughout the prospectus indicating that Carter Validus Mission Critical REIT, Inc. has an average yield of 9.4%.

Response: As discussed with the Staff pursuant to a telephone conversation on March 10, 2014, the average yield for Carter Validus Mission Critical REIT, Inc. (“CVREIT”) presented on page 121 of the prospectus refers to CVREIT’s capitalization rates on its properties. Pursuant to that discussion, the Issuer hereby undertakes to revise the disclosure under the caption “Prior Performance Summary – Carter Validus Mission Critical REIT, Inc.” on page 121 of the prospectus to state that “CVREIT calculates the average yield as the average annual rental income,

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Ms. Jennifer Gowetski

March 27, 2014

adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to CVREIT’s advisor or its affiliates. In general, the properties are subject to long-term net leases. Accordingly, CVREIT’s management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.”

In addition, the Issuer notes that pursuant to correspondence between CVREIT and the Staff dated August 26, 2011, the use of “average yield” by CVREIT was not objected to by the Staff. Accordingly, the Issuer requests that the Staff withdraw its comment.

Thank you for your consideration of the Issuer’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691.

Sincerely,

/s/ Heath D. Linsky

Heath D. Linsky